April 14, 2005


via facsimile and U.S. mail

Mr. Dov Amir
Chief Executive Officer
Daleco Resources Corporation
120 North Church Street
West Chester, PA  19380


	Re:	Daleco Resources Corporation
		Form 10-KSB filed January 18, 2005
		Form 10-KSB/A filed, February 3, 2005

		File No. 0-12214

Dear Mr. Amir:

      We have reviewed the above filing and have the following accounting and engineering comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Accounting Comments

Financial Statements

Note 2D. Site Restoration, Dismantlement and Abandonment Costs,
page
48

1. We note your accounting policy disclosure and it appears that you have not adopted the provisions of SFAS 143. On a supplemental basis, please provide us with an analysis of your asset retirement obligations, including the disclosures normally required in accordance with paragraph 22c. of SFAS 143. At a minimum, we would expect this to include all plugging and abandonment costs associated with your oil & gas wells, and also any reclamation costs incurred from mining activities.

Note 5 - Mineral Properties, page 50

2. We note the value assigned to your mineral properties and your related disclosures. It appears from your filings that the value assigned to these properties has not changed since your acquisition in year 2000. We also note from the explanatory paragraph within the
Report of Independent Registered Public Accounting Firm that the company "has uncertainty relative to full recoverability of its assets including Clean Age Minerals, Incorporated". It also appears from your filing that you have been unable to move these properties beyond an exploratory stage. Please provide us with a copy of your impairment analysis prepared in accordance with SFAS 144, and any supplemental support for your conclusion that the recoverability for amounts invested in these properties are not impaired.

Note 6 - Patents and Technology, page 51

3. We note your disclosure relative to your subsidiary "16/6 Inc." and its patent application denial in 2003. Please tell us and disclose the amount of assets included within you financial statements associated with this subsidiary and the related technology, for all years presented. We note within your subsequent event disclosures the sale of this technology for an undisclosed amount. Please modify your disclosures to indicate the value of the subsequent transaction and any expected gain or loss on sale. Please note, to date, we are unable to locate a registration statement filed in the name of the acquiring entity as anticipated by your disclosures.


Report of Independent Registered Public Accounting Firm on
Supplemental Financial Information, page 65

4. We note the additional opinion included within your filing but are unclear as to the information to which it opines. It would appear the report is intended for the information included within pages 66-
71 of your filing; however, the report refers to pages 70-75. Also, to the extent the opinion covers pages 66-71 of your filing, tell us how your independent registered accountants are able to opine on the fairness of quantities presented for oil and gas reserves.

Measure of Discounted Future Net Cash Flow from Estimated
Production
Proved Oil and Gas Reserves Standardized, page 70.

5. We note within your presentation of the standardized measure the absence of any expected future income taxes. Please note, that only loss carry forwards pertaining to oil and gas activities can be considered for the determination of future income taxes for this measure. Please refer to paragraph 30c. of SFAS 69. If your measure considers loss carry forwards that are the result of non oil & gas activities, please modify your presentation accordingly.

Petroleum Engineering Comments

Description of Business, page 1

	Proved Reserves, page 9

6. We note the statement that your reserve estimates for your Appalachian properties were computed by your in-house staff based on internally generated decline curves for each well. Please provide us with these internally generated decline curves showing the well`s actual production and your estimate of future production for the well on the same graph.

7. Supplementally describe the qualifications of the in-house staff that performed the Appalachian reserve estimates. We may have further comments.

8. We note the large increase in proved gas reserves in West
Virginia
in 2004 versus those reported in 2003. Supplementally, describe to us the basis for this large increase in reserves and tell us who performed these reserve estimates.

9. You state that all reserve estimates to some degree are speculative and that the classification of reserves are only attempts to define the speculation involved. Reserve classification is an attempt to define the uncertainty of the reserve estimates. We do not concur with your statement that reserves calculated by engineers may vary "substantially." If they do, then the issuer should go back
and determine why those differences occur and which estimate seems
the most reasonable.   For proved reserves you should be
reasonably
certain or have little doubt that you will recover those amount of reserves or more. Since proved reserves are the only reserve classification that you may disclose in an SEC filing please revise your document to include the SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X and remove the statement concerning speculation of reserve estimates. If you are not reasonably certain that you will recover the volumes or reserve that you are disclosing as proved, please revise your document to disclose only those proved reserve volumes you are reasonably certain of recovering as defined by Rule 4-10(a) of Regulation S-X.

Description of Properties, page 17

	Texas, page 18

10. You state that in the Austin Chalk trend that significant oil and gas production is generally obtained only by intersecting vertical fractures in the rocks. Please revise your document to quantitatively describe what you mean by significant oil and gas production.

11. You state that you believe your Texas leases are located in areas of better fracturing. Please revise your document to provide the evidence and support of this statement or remove it from the document.

Supplemental Information (Unaudited), page 68

	Estimated Net Quantities of Proved Oil and Gas Reserves, page
69

12. We note that large negative revision in oil and gas reserves in
2003. Supplementally, please describe to us in as much detail as necessary the nature of these revisions.

Standardized Measure of Discounted Future Net Cash Flows from
Estimated Production of Proved Oil and Gas Reserves, page 70

13. You report that the development of your undeveloped reserves will require approximately 5.3 million dollars. Supplementally, please provide us with the following information:

* how you plan to fund this development and the time frame you estimate that these reserves will be developed;
* how many wells will be required to be drilled to develop these reserves;
* the identity of the operators and whether they have indicated
that
they will drill these wells.    If not, please tell us how you
plan
to drill them?

Be advised that we consider concurrence by the operator and co-owners of undeveloped reserves necessary for reserves to considered reasonably certain to be produced in the future. Lacking this concurrence, you must provide a definitive plan of who will develop the reserves and how the development will be funded.



Mining Engineering Comments

General

14. In future filings for your property provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location and means of access to the property.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

15. In future filings insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

16. In future filings disclose:
* Briefly, describe the person`s business experience during the past five years.
* The approximate percent of their time that the officers worked on affairs of your company this last year.
* Other significant responsibilities that they currently have with other companies.
		See Item 401 of Regulation S-B.





Marketing and Production: Mineral Properties and Timber
Clean Age Minerals, Incorporated Interests, page 11

17. The inferred tonnage reported in the table prepared by Leroy
E.
Kissinger on page eleven for the Zeolite Calcium Carbonate and Kaolin deposits uses terms other than proven or probable reserves. Only those measures of reserves as set forth in Industry Guide 7 and Item
102 of Regulation S-K are permitted in filings with the SEC. Remove this table from the filing.

18. In future filings provide a written consent from any experts whose name you cite, and/or whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Closing Comments

      As appropriate, please amend your filings in response to these comments within 10 business days. You may also wish to provide us with marked copies of any amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct questions regarding accounting issues and related disclosures to Kevin Stertzel at (202) 824-5374, or in his absence, to Jill Davis, Accounting Branch Chief, at (202) 942-1996. Direct questions relating to petroleum engineering questions to James Murphy, at (202) 942-2939. Direct questions relating to mining engineering questions to Ken Schuler, at (202) 824-5527. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director



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Daleco Resources Corp.
April 14, 2005
page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE